

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

By U.S. Mail and Facsimile to: (843) 529-5884

Blaise B. Bettendorf
Chief Financial Officer
First Financial Holdings, Inc.
2440 Mall Dr.
Charleston, South Carolina 29406

      Re: **First Financial Holdings, Inc.**
                Form 10-K for the Fiscal Year Ended September 30, 2009
                Form 10-Q for the Quarterly Period Ended June 30, 2009
                File No. 000-17122

Dear Ms. Bettendorf:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Paul Cline
                Senior Accountant